March 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:Registration Statement on Form S-1, as amended, for ProShares Trust II

File No.: 333-284921

Acceleration Request:

Requested Date: March 27, 2025

Requested Time: 5:00 p.m. Eastern Standard Time

Ladies and Gentlemen,

On behalf of ProShares Trust II, we hereby request that the effective date for the above-captioned Registration Statement, as amended, be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective under the Securities Act of 1933, as amended, as of 5:00 p.m. on March 27, 2025, or as soon thereafter as reasonably practicable.

If you have any questions regarding this request, please contact Robert Borzone at (240) 497-6578.

Thank you for your time and attention to this matter.

ProShare Capital Management LLC

By: /s/ Richard Morris

  Richard Morris

  General Counsel